Exhibit 99.1

Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting (“Meeting”) of holders of common shares of Enerplus Corporation (“Enerplus”), which will be held on Thursday, May 3, 2018 at 1:00 p.m. (Calgary time) at the Bankers Hall Auditorium, Lower Level, 315 — 8th Avenue SW, Calgary, Alberta.  The Meeting will have the following purposes:

1.              To receive the consolidated financial statements of Enerplus for the year ending December 31, 2017, together with the auditors’ report on those statements;

2.              To appoint the auditors of Enerplus;

3.              To elect the directors of Enerplus;

4.              To vote, on an advisory, non-binding basis, to accept Enerplus’ approach to executive compensation; and

5.              To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular and Proxy Statement (“Information Circular”) provides detailed information relating to the matters to be dealt with at the Meeting and the voting process ( including the voting deadline), as well as the text of certain of the resolutions proposed to be passed at the Meeting.  The Information Circular contains important information, such as discussion regarding Enerplus’ director nominees, executive compensation, corporate governance matters, and board compensation and mandates.  This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 26, 2018,

“David A. McCoy”

David A. McCoy
Vice President, General Counsel & Corporate Secretary